

March 21, 2013

Via E-mail
Guy A. Childs
Chief Financial Officer
The Spectranetics Corporation
9965 Federal Drive
Colorado Springs, Colorado 80921

>   **Re: The Spectranetics Corporation**
>   **Registration Statement on Form S-3**
>   **Filed March 11, 2013**
>   **File No. 333-187172**

Dear Mr. Childs:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

1.   We note your disclosures that your debt securities and warrants are governed by New York law. Therefore, the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) with regard to those securities must address New York law. Given that the opinion that you filed as exhibit 5.1 excludes New York law, please file an appropriate opinion to address whether the debt securities and warrants will, when sold, be binding obligations of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Douglas R. Wright, Esq.
        Faegre Banker Daniels LLP